June 18, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Jason L. Drory and Joseph McCann

Re:	Gevo, Inc.
Registration Statement on Form S-1
Filed May 21, 2020
File No. 333-238548

Dear Mr. Drory:

On behalf of Gevo, Inc. (the “Company”), we hereby submit this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated June 4, 2020 relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For convenience, the Staff’s comments are set forth herein, followed by our responses. The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 1 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates to other information contained therein.

Form S-1 filed May 21, 2020

Cover Page

1.

We note your disclosure on the prospectus cover page and on page 39 that the Series 1 units are being offered pursuant to this prospectus at negotiated prices. Please revise to clarify that the shares will be offered at a fixed price for the duration of the offering. Also, revise the first paragraph to highlight that this is a best-efforts offering with no minimum sales condition.

Response: The Company has revised its disclosure on the coverpage and on page 39 of the Amendment to clarify that the shares will be offered at a fixed price for the duration of the offering. The Company has also revised its disclosure to highlight that the offering is a best-efforts offering with no minimum sales condition.

Division of Corporation Finance

Office of Life Sciences

June 18, 2020

2.

Refer to Article FIFTH, Section E of your Amended and Restated Certificate of Incorporation, which identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please describe here the exclusive forum provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. We note in this regard that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules or regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: In response to the Staff´s comment, the Company has revised its disclosure in the section entitled “Risk Factors” of the Amendment to add a new risk factor to clarify that the Company’s exclusive forum provision in the Company’s Amended and Restated Certificate of Incorporation does not apply to claims arising under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act, and to identify the risks and other potential impacts of the exclusive forum provision on investors. The Company has also added a description of the exclusive forum provision to a subsection titled “Exclusive Forum Provision” in the section titled “Description of Capital Stock” in the Amendment, to clearly and prominently describe the exclusive forum provision for investors. Finally, to help the Company’s stockholders understand the scope of the exclusive forum selection clause in the future, the Company will include similar disclosure in its future periodic filings.

* * * *

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 291-2374. Thank you again for your time and consideration.

Respectfully submitted,

By:	/s/ Ned A. Prusse
Ned A. Prusse

cc:	Patrick R. Gruber (Gevo, Inc.) Geoffrey T. Williams, Jr. (Gevo, Inc.)